CERAGON NETWORKS LTD.

NOTICE OF 2003 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD SEPTEMBER 24, 2003

Notice is hereby given that the 2003 Annual General Meeting of Shareholders (the “Meeting”) of Ceragon Networks Ltd. (the “Company”) will be held on Wednesday, September 24, 2003 at 10:00 a.m., at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

(A)	To re-elect four directors to serve on the Board of Directors of the Company;

(B)	To approve the Company’s 2003 Share Option Plan;

(C)	To approve the grant of options to certain directors and our President and Chief Executive Officer;

(D)	To approve the increases in the number of ordinary shares reserved for option grants;

(E)	To re-appoint Kost Forer & Gabbay, a member of Ernst & Young International, as the Company’s independent auditor, and to authorize the Company’s Audit Committee, which has been delegated this function by the Board of Directors, to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered;

(F)	To approve the Company’s directors and officers liability insurance policy for the period of July 9, 2003 through and including July 9, 2004;

(G)	To approve the Company’s undertaking to enter into indemnification agreements with each of the Company’s directors;

(H)	To review and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2002; and

(I)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on August 15, 2003 are entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged promptly to complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 69(b) of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to one of the joint holders named in the Register of Shareholders in respect of the shares.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Shareholders.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

By Order of the Board of Directors,

ZOHAR ZISAPEL Chairman of the Board of Directors	SHRAGA KATZ President and Chief Executive Officer

Dated: August 15, 2003

CERAGON NETWORKS LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.01 nominal value (the “Ordinary Shares”), of Ceragon Networks Ltd. (“Ceragon” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of the Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2003 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, September 24, 2003 at 10:00 A.M., at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

SOLICITATION OF PROXIES

It is proposed that at the Annual General Meeting, resolutions be adopted as follows: (a) to re-elect four directors to serve on the Board of Directors of the Company; (b) to approve the Company’s 2003 Share Option Plan, (c) to approve the grant of options to certain directors and the President and Chief Executive Officer of the Company; (d) to approve the increases in the number of ordinary shares reserved for option grants; (e) to re-appoint Kost Forer & Gabbay, a member of Ernst & Young International, as the Company’s independent auditor, and to authorize the Company’s Audit Committee, which has been delegated this function by the Board of Directors, to determine the basis of the auditor’s compensation in accordance with the volume and nature of the services rendered; (f) to approve the Company’s directors and officers liability insurance policy for the period of July 9, 2003 through and including July 9, 2004; (g) to approve the Company’s undertaking to enter into indemnification agreements with each of the Company’s directors; and (h) to transact such other business as may properly come before the Meeting or any adjournment thereof. Additionally, at the Meeting, the shareholders will be provided with the opportunity to review and consider the Auditor’s Report and the audited consolidated financial statements for the year ended December 31, 2002 (this item will not involve a vote of the shareholders).

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, shares represented by the proxy in the enclosed form will be voted in favor of all the matters to be presented to the Meeting, as described above. If specification is made by a shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Pursuant to the Articles of Association of the Company, a proxy will be effective only if it is received by the Company at least 24 hours prior to the time of the Meeting.

The Company currently is not aware of any other matters which will come before the Meeting. If any other matters come before the Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about August 19, 2003 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on August 15, 2003 will be entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. As of August 4, 2003, the Company had 23,240,426 Ordinary Shares issued and outstanding, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more persons, each being a shareholder, a proxy for a shareholder or a representative of a corporation, holding together Ordinary Shares conferring in the aggregate 33.3% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS

The following table sets forth, as of August 4, 2003, all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares and the number of Ordinary Shares so held.

The information contained herein has been obtained from the Company’s records, or from information furnished by the individual or entity to the Company. Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares. The shareholders listed below do not have any different voting rights from any of our other shareholders. We know of no arrangements which would, at a subsequent date, result in a change of control of our company.

Total shares beneficially owned in the table below include shares that may be acquired upon the exercise of options that are exercisable within sixty (60) days. The shares that may be issued under these options are treated as outstanding only for purposes of determining the percent owned by the person or group holding the options but not for the purpose of determining the percentage ownership of any other person or group. Each of our directors who is also a director or officer of an entity listed in the table below disclaims ownership of our ordinary shares owned by such entity.

Unless otherwise noted below, each shareholder’s address is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel.

Name	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares (1)
Zohar Zisapel (2)	3,155,220	13.6%
Yehuda Zisapel (2)	2,838,000	12.2%
HarbourVest International Private Equity Partners III -
Direct Fund, L.P.(3)	1,565,750	6.7%

(1)	Based on 23,240,426 Ordinary Shares issued and outstanding as of August 4, 2003.

(2)	Yehuda Zisapel and Zohar Zisapel are brothers.

(3)	The sole general partner of HarbourVest International Private Equity Partners III-Direct Fund, L.P. is HIPEP III-Direct Associates L.L.C., the managing member of which is HarbourVest Partners, LLC. The address of HarbourVest is One Financial Center, Boston, Massachusetts 02111, U.S.A. The members of HIPEP III Direct Associates L.L.C. and HarbourVest Partners LLC may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares beneficially owned by HarbourVest International Private Equity Partners III-Direct Fund, L.P. Such members disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 of the Exchange Act.

ITEM A

ELECTION OF DIRECTORS

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than five and not more than nine directors, unless otherwise determined by resolution of the Company’s shareholders. Four directors have been nominated for election at the Meeting.

On July 23, 2003, the Company’s Board of Directors nominated Mr. Zohar Zisapel, Mr. Shraga Katz, Mr. Joseph Atsmon and Ms. Yael Langer to continue to serve as Company directors until the next annual general meeting of the shareholders and until their respective successors shall have been duly elected and qualified. Two additional directors, Zohar Gilon and Shmuel Levy, were appointed as external directors pursuant to the Israeli Companies Law to serve for terms of three years at the Extraordinary General Meeting of the Company held on February 26, 2001 and shall continue to serve for the duration of their terms.

It is intended that proxies (other than those directing the proxy holders to vote against the listed individuals or to abstain) will be voted for the individuals named above. In the event that any one or more of such individuals should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the individuals, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of these individuals.

The following information is supplied with respect to each director and each person nominated and recommended to be elected by the Board of Directors of the Company and the external directors and is based upon the records of the Company and information furnished to it by such individuals. Reference is made to the table of “Security Ownership by Certain Beneficial Owners” above for information pertaining to stock ownership, if any, by these individuals.

Name	Age	Position
Zohar Zisapel	54	Chairman of the Board of Directors
Shraga Katz	50	Chief Executive Officer, President and Director
Yael Langer	38	Director
Joseph Atsmon	53	Director
Zohar Gilon	55	External Director
Shmuel Levy	49	External Director

     Zohar Zisapel has served as the chairman of our board of directors since we were incorporated in 1996. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as president from January 1982 until January 1998 and has served as chairman since 1998. Mr. Zisapel serves as a director of RIT Technologies Ltd., Verisity Ltd., and several other private companies, and as chairman of RADVision Ltd. and RADCOM Ltd. Mr. Zisapel previously served as head of the electronics research department in the Israeli Ministry of Defense. Mr. Zisapel received B.Sc. and M.Sc. degrees in electrical engineering from the Technion, Israel Institute of Technology and an M.B.A. from Tel Aviv University.

     Shraga Katz the Company’s co-founder, has served as the Company’s president and chief executive officer since the Company was incorporated in 1996. From April 1979 to April 1996, Mr. Katz served in the electronic research and development department in the Israeli Ministry of Defense. From April 1993 to April 1996, Mr. Katz served as the head of that department. Mr. Katz received a B.Sc. in electrical engineering and electronics from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.

     Yael Langer has served as a director of the Company since December 2000. Ms. Langer served as the Company’s general counsel from July 1998 until December 2000. Ms. Langer is general counsel and secretary of RAD Data Communications Ltd. and other companies in the RAD-BYNET group. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd. Ms. Langer has an LL.B. from the Hebrew University in Jerusalem.

     Joseph Atsmon has served as a director of the Company since July 12, 2001. He currently serves as a director of Nice Ltd., a position he has held since July 2001. From April 1, 2001 until October 2002, he served as Chairman of Discretix Ltd. From 1995 until 2000, he served as chief executive officer of Teledata Communications Ltd., a public company acquired by ADC Telecommunications Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and corporate vice president for business development. Mr. Atsmon received a B.Sc. in Electrical Engineering, summa cum laude, from the Technion, Israel Institute of Technology. Mr. Atsmon is one of our independent directors under Nasdaq rules.

     Zohar Gilon has served as a director of the Company since June 1999. Mr. Gilon is a general partner and managing director of Tamar Technologies L.P., a venture capital fund based in Israel, which was founded in 1998 together with C.E. Unterberg, Towbin. Mr. Gilon is a private entrepreneur and has served as a director of AVT-Advanced Vision Technology Ltd. since 1998, as well as a director of companies in the RAD-BYNET group, including RADCOM Ltd. since September 1995, RIT Technologies Ltd. since September 1995, and Silicom Ltd. since 1995. Between November 1993 and June 1995, Mr. Gilon served as president of W.S.P. Capital Holdings, an investment firm traded on the Tel Aviv Stock Exchange. Mr. Gilon received a B.S.E.E. from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University. Mr. Gilon is one of our external directors under Israeli law and is one of our independent directors under Nasdaq rules.

     Shmuel Levy has served as a director of the Company since June 2000. Since December 2000, Mr. Levy has been a partner at Sequoia Capital. From August 1998 until July 2000, Mr. Levy was employed by Lucent Technologies Inc., where he was president, enterprise internetworking systems. From June 1997 to July 1998, Mr. Levy was the president and chief executive officer of Lannet Data Communications Ltd. From July 1992 to June 1997, Mr. Levy held various executive positions with Madge Networks Ltd. and Lannet Data Communications. Mr. Levy received a B.S. degree in electrical engineering from Ben Gurion University. Mr. Levy is one of the Company’s external directors under Israeli law and is one of the Company’s independent directors under Nasdaq rules.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Zohar Zisapel, Mr. Shraga Katz, Mr. Joseph Atsmon, and Ms. Yael Langer are hereby elected to continue to serve as directors on the Board of Directors until the next annual general meeting of the shareholders of the Company and until their respective successors are duly elected and qualified;”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM B

APPROVAL OF COMPANY’S 2003 SHARE OPTION PLAN

At the Meeting, the shareholders will be asked to approve the Ceragon Networks Ltd. 2003 Share Option Plan (the “2003 Plan”), under which the Board of Directors may grant options to employees, officers, consultants and/or contractors of the Company, provided that such options are granted in compliance with applicable law.

On July 24, 2002 an extensive tax reform was adopted by the Israeli parliament, which became effective as of January 1, 2003 (the “Tax Reform”), and included certain changes with respect to the taxation of options granted to employees and directors. In the framework of the Tax Reform, the Income Tax Ordinance (New Version), 1961 (the “Ordinance”) was amended and, among other things, various new tax advantages are afforded under the amended Section 102 of the Ordinance (“Section 102”) with respect to grant of options to employees and directors.

According to Section 102 and the rules which were promulgated thereunder (the “102 Rules”), in order to enable employees and directors of the Company to benefit from such tax advantages with respect to future grants of options and shares, among other conditions, such grants have to be performed under a share option plan that is adjusted to Section 102 as well as the 102 Rules. Accordingly, the Company adopted the 2003 Plan, which provisions are adjusted to Section 102, and which also includes provisions for grants of options under the United States Internal Revenue Code of 1986 (the “Code”) to US employees, officers, consultants and/or contractors of the Company or any subsidiary of the Company.

We believe that the approval of the 2003 Plan is essential to our ability to attract and retain employees and directors. In addition, options to be granted under the 2003 Plan to our eligible Israeli personnel will enable them to enjoy a reduced tax rate in accordance with the Tax Reform.

The principal provisions of the 2003 Plan, as well as certain applicable tax consequences, are summarized in Exhibit A attached hereto. A copy of the 2003 Plan is available upon request to the Company.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Ceragon Networks Ltd. 2003 Share Option Plan is hereby approved and adopted in all respects.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM C

APPROVAL OF GRANT OF OPTIONS TO CERTAIN DIRECTORS AND THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER

Pursuant to a resolution of the Board of Directors dated May 29, 2003, Zohar Zisapel, Chairman of the Board of Directors, was granted options to purchase 100,000 Ordinary Shares to be vested over a period of three years, at an exercise price of US$2.79 per share, one third to be vested at the end of each year, provided he is still a director of the Company. Shraga Katz, President and Chief Executive Officer and a director of the Company, in his capacity as a director of the Company, was granted options to purchase 50,000 Ordinary Shares, to be vested over a period of three years, at an exercise price of US$2.79 per share, one third to be vested at the end of each year, provided he is still a director of the Company. Zohar Gilon, a director and external director of the Company, was granted options to purchase 50,000 Ordinary Shares to be vested over a period of three years, at an exercise price of US$2.79 per share, one third to be vested at the end of each year, provided he is still a director of the Company. Shmuel Levy, a director and external director of the Company, was granted options to purchase 50,000 Ordinary Shares to be vested over a period of three years, at an exercise price of US$2.79 per share, one third to be vested at the end of each year, provided he is still a director of the Company. Yael Langer, a director of the Company, was granted options to purchase 50,000 Ordinary Shares, to be vested over a period of three years, at an exercise price of US$2.79 per share, one third to be vested at the end of each year, provided she is still a director of the Company. Joseph Atsmon, a director of the Company, was granted options to purchase 75,000 Ordinary Shares, to be vested over a period of three years, at an exercise price of US$2.79 per share, one third to be vested at the end of each year, provided he is still a director of the Company. The option grants to the directors described above followed approval by the Audit Committee. The exercise price of these options is equal to the closing price of the Company’s Ordinary Shares on the Nasdaq National Market on May 29, 2003.

Pursuant to a resolution of the Board of Directors dated May 29, 2003, Mr. Shraga Katz, President and Chief Executive Officer and a director of the Company, in his capacity as President and Chief Executive Officer, was granted options to purchase 120,000 Ordinary Shares to be vested over a period of four years, at an exercise price of US $2.79 per share, one fourth of which are to be vested at the end of each year, provided he remains employed by the Company. This option grant to Mr. Katz followed approval by the Audit Committee. The exercise price of these options is equal to the closing price of the Company’s Ordinary Shares on the Nasdaq National Market on May 29, 2003.

All option grants to directors of the Company under the aforementioned resolution were granted under the 2003 Plan and under the Capital Gains Route of Section 102(b)(2) of the Ordinance, except for the options granted to Zohar Zisapel, Chairman of the Board of Directors, which were granted under Section 3(9) of the Ordinance.

Under the Israeli Companies Law, the grant by the Company of options to purchase Ordinary Shares to our directors requires the approval of our Audit Committee, followed by our Board of Directors, and then by our shareholders. As stated above, our Audit Committee and Board of Directors have approved the aforesaid option grants. The shareholders are being asked to approve such option grants.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of options to purchase 100,000 Ordinary Shares to Mr. Zohar Zisapel, options to purchase an aggregate of 170,000 Ordinary Shares to Shraga Katz, options to purchase 50,000 Ordinary Shares to Zohar Gilon, options to purchase 50,000 Ordinary Shares to Shmuel Levy, options to purchase 75,000 Ordinary Shares to Joseph Atsmon, and options to purchase 50,000 Ordinary Shares to Ms. Yael Langer, all having an exercise price of US$2.79 per share, and vesting in the manner approved by the Audit Committee and Board of Directors.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM D

APPROVAL OF INCREASES IN THE NUMBER OF ORDINARY SHARES RESERVED FOR OPTION GRANTS

On December 18, 2002, the Board of Directors increased by 825,000 the number of Ordinary Shares reserved, in the aggregate, for option grants under the Company’s Key Employee Share Incentive Plan and Affiliate Employees Option Plan (together, the “Prior Plans”). On July 23, 2003, the Board of Directors increased by 375,000 the number of Ordinary Shares reserved, in the aggregate, for option grants under the Prior Plans and the 2003 Plan. As of July 31, 2003, a total of 9,839,000 Ordinary Shares are reserved, in the aggregate, for option grants under the Prior Plans and the 2003 Plan. Pursuant to a resolution of the Board of Directors dated July 23, 2003, it was decided that to the extent permitted under applicable law, to consolidate all shares reserved for the grant of options to purchase Ordinary Shares under the Prior Plans for grants pursuant to the 2003 Plan.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the increases by the Board of Directors on December 18, 2002 and July 23, 2003 of the number of Ordinary Shares reserved, in the aggregate, for option grants under the Company’s Key Employee Incentive Stock Option Plan and Affiliate Employees Option Plan (together, the “Prior Plans”) and the 2003 Share Option Plan (the “2003 Plan”) as well as the consolidation of all remaining shares reserved under the Prior Plans for grants pursuant to the 2003 Plan be and hereby are, approved.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM E

RE-APPOINTMENT OF INDEPENDENT AUDITOR

At the Meeting, the shareholders will be asked to re-appoint Kost Forer & Gabbay, a member of Ernst & Young International, as the Company’s independent auditor for the fiscal year ending December 31, 2003. Kost Forer & Gabbay, has no relationship with the Company or with any affiliate of the Company except as auditor and, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believes that such limited non-audit function does not affect the independence of Kost Forer & Gabbay. The shareholders will also be asked to authorize the Audit Committee to determine the basis of their compensation in accordance with the volume and nature of the services rendered.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval thereof.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to re-appoint Kost Forer & Gabbay, a member of Ernst & Young International, as the independent auditor of the Company for the fiscal year ending December 31, 2003, and to authorize the Audit Committee to determine the basis of their compensation in accordance with the volume and nature of the services rendered.”

The Audit Committee and the Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM F

APPROVAL OF COMPANY’S DIRECTORS AND OFFICERS LIABILITY INSURANCE POLICY FOR 2003

The Companies Law and our Articles of Association authorize the Company, subject to shareholder approval, to purchase an insurance policy for the benefit of our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors of the Company.

The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company and is otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly; (c) an act or omission done with the intent to unlawfully recognize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

Under the Israeli Companies Law, the insurance of directors requires the approval of our Audit Committee, followed by our Board of Directors and then by our shareholders.

Our Audit Committee and Board of Directors have approved the purchase of a directors’ and officers’ liability insurance policy from Admiral Insurance Company and Navigator Insurance Company for the period commencing on July 9, 2003 and ending on July 9, 2004. The coverage under the policy is $7.5 million, the premium paid by the Company is $200,000 and the Company retention for each securities claim under the policy is maximum of $250,000. The shareholders are being asked to approve the purchase by the Company of such insurance coverage for the benefit of our directors.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, is required for the approval thereof.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the purchase of a directors and officers’ liability insurance policy from Admiral Insurance Company and Navigator Insurance Company for the period commencing on July 9, 2003 and ending on July 9, 2004, with aggregate coverage of $7.5 million, for the benefit of all Company directors that may serve from time to time, is hereby approved.”

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM G

INDEMNIFICATION OF COMPANY DIRECTORS

The Israeli Companies Law and the Company’s Articles of Association permit the indemnification of office holders of the Company. Under Israeli law, an undertaking in advance to provide indemnification to the Company’s directors requires the approval of our Audit Committee, followed by our Board of Directors, and then by our shareholders. The Board of Directors believes that providing indemnification of directors is an important factor in attracting and retaining highly-qualified individuals to serve on the Company’s Board of Directors and in motivating such individuals to devote their maximum efforts toward the advancement of the Company. The Company’s Audit Committee and Board of Directors have approved the indemnification of the Company’s directors, in the form of the agreement attached hereto as Exhibit B. It includes, among other things, the procedures to be followed in the event a director makes a claim for indemnification, the events in which the director is entitled to indemnification, and the limits on such indemnification. Shareholders are now being asked to ratify and approve these indemnification agreements.

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, is required for the approval thereof.

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s undertaking to enter into an Indemnification Agreement with each of the Company’s directors, in the form of the agreement attached as Exhibit B, be, and it hereby is, ratified and approved.”

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM H

REVIEW AND CONSIDERATION OF THE AUDITOR’S REPORT AND THE AUDITED, CONSOLIDATED FINANCIAL STATEMENTS

At the Annual General Meeting, the Auditor’s Report and the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2002 will be presented to the shareholders for review and consideration. This item will not involve a vote of the shareholders.

ITEM I

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

ZOHAR ZISAPEL Chairman of the Board of Directors	SHRAGA KATZ President and Chief Executive Officer

Dated: August 15, 2003

Exhibit A

The following is a summary of the principal features of the 2003 Plan. The following summary is qualified in its entirety by reference to the 2003 Plan, a copy of which is available from the Company upon request.

Purposes. The purpose of the 2003 Plan is to provide incentives to employees, directors, consultants and contractors of the Company, or any subsidiary or affiliate thereof, by providing them with opportunities to purchase Ordinary Shares of the Company. The 2003 Plan is designed to allow the grantees to benefit from the provisions of either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance (New Version), 1961 (the “Ordinance”), as applicable, and the rules and regulations promulgated thereunder or, with respect to U.S. grantees, either Section 83 or Section 422 of the United States Internal Revenue Code of 1986 (the “Code”).

Administration. The 2003 Plan is administered by our Board of Directors or, subject to the Companies Law, by a Share Incentive Committee or other committee appointed by our Board of Directors (the “Committee”). Subject to the terms of the 2003 Plan and applicable law, the Committee will have the power to determine the persons who will receive option awards, the terms and conditions of such option awards (such as vesting schedule and exercise price), and/or other matters as set forth in the 2003 Plan, including the making of certain tax elections in accordance with the Ordinance. The interpretation and construction by the Committee of any provision of the 2003 Plan or of any option granted thereunder will be final and conclusive.

The Committee will also have full authority in its discretion to determine that the Company may issue, for the purposes of the 2003 Plan, previously issued Ordinary Shares that are held by the Company, from time to time, as dormant or treasury shares. If an option expires or otherwise ceases to exist, all Ordinary Shares covering such option will again be available for grant and returned to the “pool” of Ordinary Shares reserved for issuance under the 2003 Plan.

Eligibility. The Committee may grant options to any employee, director, consultant or contractor of the Company or any subsidiary or affiliate thereof, except that grants to the Company’s office holders will be subject to the approvals required under applicable law.

Exercise Price; Vesting. The exercise price and vesting schedule of options granted under the 2003 Plan are determined by the Committee, as specified in the notice of grant issued by the Company to the grantee. The Committee will have full authority to determine any provisions regarding the acceleration of the vesting of any options or the cancellation of all or any portion of any restrictions with respect to any options upon certain events or occurrences, and to include such provisions in the notice of grant.

Termination of Employment or Relationship. In general, in the event that employment with the Company or one of its subsidiaries or affiliates is terminated for any reason, then all the unvested options on the date of termination expire immediately. If the employment (i) is terminated as a result of death or disability, then the vested options will expire within 6 months following the termination date, (ii) is terminated for “cause” (under circumstances which do not entitle an employee to severance pay under applicable law), then the vested options will expire within 2 weeks following the termination date, (iii) is terminated for “serious cause” (such as due to breach of trust), then the vested options will terminate immediately, or (iv) is terminated for any other reason, then the vested options will expire within 14 days following the termination date. In the event of the termination of the relationship between the Company and a director, contractor or consultant or advisory board member, all fully vested and unexercised options and all unpaid Ordinary Shares granted under the 2003 Plan shall terminate following a grace period of 6 months from the termination of the relationship for a director or advisory board member, and following a grace period of 2 weeks from such termination for a contractor or consultant.

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The grace periods mentioned above shall be extended in the event of any Company trading blackout period pursuant to the Company’s Policy Statement “STAFF RESTRICTIONS ON TRADING CERAGON NETWORKS LTD. STOCK )NASDAQ: CRNT( AND INSIDER TRADING”. Furthermore, in certain circumstances, the Committee is authorized to deviate from the foregoing principles.

Adjustment upon Certain Events; Corporate Transaction. If there is a change in capitalization, such as a stock dividend, stock split, combination or exchange of shares, recapitalization or any other similar event, which results in an increase or decrease in the number of issued and outstanding Ordinary Shares, an appropriate adjustment will be made to the exercise price of each outstanding option and the number of Ordinary Shares subject to each outstanding option. If the Company is liquidated or dissolved, each of the outstanding options on the date of such a dissolution or liquidation will generally terminate immediately prior to the effective date of such dissolution or liquidation.

Under the 2003 Plan, in the event of a corporate transaction, such as the sale of all or substantially all of the Company’s assets, disposition of at least 80% of the Company’s outstanding securities, merger or other transaction that results in the conversion or exchange of the Company’s Ordinary Shares into other property, the outstanding options on the date of the occurrence of any one of the foregoing events will generally be, at the discretion of the Committee, substituted for an option to purchase securities of the successor entity and/or be assumed by the successor entity and/or automatically accelerated and become fully vested. Unless assumed by the successor entity, all outstanding options will terminate immediately following such transaction. In the event of a sale of all of the Company’s outstanding share capital, option holders will be obligated to sell all of their outstanding options for consideration that generally reflects the value at which all other shares were sold.

Transferability of Options. Options are generally not assignable or transferable, except by will or the laws of descent and distribution. In the event of the death of a grantee, such grantee’s options may be exercised within a prescribed period (see “Termination of Employment or Relationship” above) by a person who acquires the right to exercise the options by bequest or inheritance.

Term. The 2003 Plan will terminate upon the earlier of (i) the expiration of the 10 year period measured from the date it was adopted by the Board of Directors, or (ii) the termination of all outstanding options in connection with a corporate transaction. Options generally expire ten (10) years from the date of grant, unless earlier terminated in connection with the termination of employment or relationship with us.

Amendment. Our Board of Directors, subject to applicable law, can amend the terms of the 2003 Plan from time to time. However, our Board of Directors cannot amend the 2003 Plan to adversely affect the rights of option holders thereunder without the consent of such option holders. Without derogating from the foregoing, our Board of Directors may, without the approval of our shareholders, increase the number of Ordinary Shares to be issued under the 2003 Plan.

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Certain Israeli Income Tax Consequences. Option grants to Israeli employees, directors and office holders, other than Controlling Shareholders (as such term is defined in the Ordinance), under the 2003 Plan may be granted only under Section 102 of the Ordinance (“102 Options”), while options granted to Israeli contractors, consultants or Controlling Shareholders under the 2003 Plan may be granted only under Section 3(9) of the Ordinance (“3(9) Options”). In the event that options are granted under the 2003 Plan to a trustee designated by the Committee, which with respect to 102 Options must be approved by the Israeli Commissioner of Income Tax (the “Trustee”), the Trustee is required to hold each such option and the Ordinary Shares issued upon exercise thereof in trust (the “Trust”) for the benefit of the grantee in respect of whom such option was granted.

3(9) Options are deemed ordinary income of the grantee on the date of exercise of the option. The benefit to the grantee is calculated as the fair market value of the share on the exercise date less the exercise price. The Company will be required to withhold applicable tax, social security and national health insurance charges at source on behalf of the grantee.

102 Options are taxed on the date of sale of the underlying Ordinary Shares and/or the date of the release of the options or such underlying Ordinary Shares from the Trust (rather than on the exercise date of the options). The income of the grantee on such date is calculated as the fair market value of the share (or the actual sale price) less the exercise price of the option.

In the event that the Committee elects the Capital Gains Route for the taxation of Section 102 Options then, provided such options (or the underlying Ordinary Shares) are held by the Trustee for a period of at least two years from the end of the tax year in which such options are granted, the gains derived from such options shall be classified as capital gains and the Company will not be required to withhold any social security and national health insurance charges, but will not benefit from any recognized tax expense resulting from the grant of such awards. However, if the underlying Ordinary Shares are sold (or if the underlying Ordinary Shares or options are released from the Trust) prior to the lapse of such period, gains derived from such sale shall be deemed ordinary income, and the Company will be required to withhold applicable social security and national health insurance payments, and the Company will not benefit from any recognized tax expense resulting from the grant of such awards. The Company will recognize a tax expense if the exercise price of an option award is less than the fair market value of the Ordinary Shares at the time of grant of the options, and only with respect to such amount (calculated as the average of the closing market price for the Company’s Ordinary Shares for the 30 trading days preceding the grant of such option award).

In the event that the Committee elects the Ordinary Income Route for the taxation of 102 Options, then the gains derived from such options will be classified as ordinary income and the Company will be required to pay and withhold applicable social security and national health insurance payments, and the Company will benefit from a recognized tax expense resulting from the grant of such awards.

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On April 2003, the Board of Directors of the Company elected the Capital Gains Route for the taxation of option awards that will be granted to Israeli personnel under the 2003 Plan pursuant to Section 102 of the Ordinance.

The foregoing is a brief summary of certain Israeli income tax consequences of the 2003 Plan to the Company and the grantees and is based on the current tax structure applicable to companies and grantees in Israel and does not purport to be complete. Reference should be made to the applicable provisions of the Ordinance. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will accord with any future interpretation. The summary is not intended, and should not be construed, as legal or professional advice and does not exhaust or cover all possible tax considerations. In particular, the summary does not discuss the tax implications or the provisions of the income tax laws of any non-Israeli jurisdiction.

Treatment of Options Under the Code. Options granted under the 2003 Plan to U.S. personnel will be treated as “non-qualified” options under the Code unless the options are designated as “incentive stock options” (“ISOs”) under Code Section 422 and both the Options and the 2003 Plan satisfy certain requirements (the “ISO Requirements”).

The 2003 Plan includes ISO Requirements with respect thereto and provides that (i) the maximum number of shares which may be issued under options granted pursuant to the 2003 Plan is twenty million (20,000,000), (2) the 2003 Plan must be approved by the shareholders of the Company within 1 year of its adoption by the Board of Directors, and (3) the shareholders of the Company must either adopt or approve, within 1 year, all amendments to the 2003 Plan that materially increase the benefits accruing to participants, materially increase the maximum number of Ordinary Shares to be issued under the 2003 Plan, change the minimum exercise price of Ordinary Shares, change the class of eligible persons, extend the period for which options may be granted or exercised, or withdraw the authority of the Committee to administer the 2003 Plan.

The 2003 Plan also lists those ISO requirements, which include various exercise price and holding period limitations, that a grantee must satisfy to obtain favorable tax treatment for ISOs.

In general, there are no tax consequences to a grantee on the grant or the vesting of either a non-qualified option on an ISO. Upon the exercise of a non-qualified option, a grantee will recognize ordinary income equal to the difference between the fair market value of the shares on the date of exercise and the amount paid to exercise the shares. The exercise of an ISO does not result in any tax consequences to the grantee. Upon the subsequent sale or other disposition of the ISO shares, the grantee will be subject to tax at capital gains rates to the extent the selling price at the time of sale exceeds the amount the grantee paid to exercise the ISO. The foregoing is a brief discussion of only the principal U.S. federal tax rules. A grantee should consult his or her own tax adviser to discuss the specific impact of U.S. tax laws on the individual’s own situation.

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Exhibit B

Form of Directors Indemnification Agreement

LETTER OF INDEMNIFICATION

To: ___________________________ Date: ________________

     You have been appointed as an officer and/or director of Ceragon Networks Ltd., a company organized under the laws of the State of Israel (the “Company”). The Company agrees to indemnify you pursuant to the terms and conditions herein to the fullest extent permitted by law for activities performed as an officer and/or director.

     In consideration of your continuing service to the Company, the Company hereby agrees as follows:

1.	Subject to the conditions set forth in Section 9, and pursuant to the other terms and conditions in this Letter of Indemnification, the Company hereby undertakes to indemnify you to the maximum extent permitted by law for:

1.1	any financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court, in respect of any act or omission (“Action”) taken or made by you in your capacity as a director, officer and/or employee of the Company; and

1.2	all reasonable litigation expenses, including attorneys’ fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of criminal intent in which you are convicted, all in respect of actions taken by you in your capacity as a director, officer and/or employee of the Company.

The above indemnification will also apply to any Action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as a director or observer results directly from the Company’s holdings in such company (“Affiliate”).

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2.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1	a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of a duty of loyalty to the Company, a Subsidiary and/or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company, Subsidiary and/or Affiliate;

2.2	a willful breach of the duty of care or reckless disregard for the consequences of a breach of the duty of care;

2.3	an Action taken with the intent to unlawfully realize personal gain;

2.4	a fine or penalty imposed upon you for a criminal offense; and

3.	The Company will make available all amounts needed in accordance with paragraph 1 above when such amounts become payable by you (“Time of Indebtedness”), and with respect to items referred to in paragraph 1.2 above, even prior to a court decision. You agree to repay advances given to cover legal expenses in criminal proceedings if you are found guilty of a crime that requires proof of criminal intent. You further agree to repay advances if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will provide security or a guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.	You will be indemnified hereunder whether or not at the relevant Time of Indebtedness you are a director, officer or employee of the Company, a Subsidiary, or an Affiliate, provided that the obligations are in respect of Actions taken while you were such a director, officer and/or employee within the scope of your responsibilities.

5.	Actions to be indemnified hereunder pursuant to paragraph 1 shall include:

5.1	The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

5.2	Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

5.3	Occurrences in connection with investments that the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

5.4	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.5	Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

5.6	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

5.7	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.8	Actions relating to the operations and management of the Company, Subsidiaries and/or Affiliates;

5.9	Actions relating to agreements and transactions of the Company, Subsidiaries and/or Affiliates with others, including, for example: customers, suppliers, contractors, etc.;

5.10	Actions concerning the approval of transactions of the Company with officers and/or directors and/or holders of controlling interests in the Company;

5.11	Monetary liabilities to third parties relating to the return of loans;

5.12	Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and service providers;

5.13	Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

5.14	Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to infringement, ownership, and use of intellectual property;

5.15	Actions taken pursuant to, or in accordance with, the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether or not such policies and procedures are published.

5.16	Representations and warranties made in good faith in connection with the business of the Company, Subsidiaries, and Affiliates.

6.	The Company will not indemnify you for any liability with respect to which you have received payment under coverage of an insurance policy or another indemnification agreement. The Company will indemnify you for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnification agreement (including deductible amounts not covered by insurance policies).

6.1	Notwithstanding any other provision of this Letter of Indemnification, the total aggregate amount of indemnification that the Company undertakes to indemnify all of its directors and officers, for all of the matters and circumstances described herein and in the Company’s agreements with its other directors and officers, shall not exceed an aggregate amount equal to US$20,000,000.

7.	Subject to the provisions of paragraph 6 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted.

8.	The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

9.	In accordance with applicable law and the terms and conditions of this Letter of Indemnification, the Company will indemnify you in accordance with the following:

9.1	You shall promptly notify the Company in writing of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, all documents you receive in connection with these proceedings.

9.2	Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

Notwithstanding the foregoing, in the case of a reasonably likely conflict of interest between you and the Company, Affiliates and/or Subsidiaries (referred to as a “Conflict Situation”), you will be entitled to appoint an attorney of your own to represent you in such proceedings. Your attorney shall be fully updated on the defense proceedings, and the Company shall cooperate with your attorney. The Company shall indemnify you for all reasonable expenses you incur in connection with engaging such attorney.

Additionally, if you are no longer affiliated with the Company, Affiliates and/or Subsidiaries at the Time of Indebtedness, and there is no reasonably likely conflict of interest between you and the Company, then you and the Company shall discuss and agree to the manner of your representation in such matter.

Except in the event of a Conflict Situation and as otherwise may be agreed by you and the Company, the Company shall be entitled to conclude such proceedings, in its discretion, including by way of settlement. You agree to execute all documents reasonably required to enable the Company to conduct your defense, and to represent you in all matters connected therewith.

In the case of criminal proceedings, the Company will not have the right to plead guilty on your behalf or to agree to a plea-bargain on your behalf without your written consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), where a Conflict Situation exists, the Company will not have the right to admit to any Actions without your written consent. In a civil proceeding (whether before a court or as a part of a compromise arrangement), where no Conflict Situation exists, the Company will not have the right to admit to any Actions that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your written consent.

However, this will not prevent the Company from coming to a financial arrangement with a plaintiff in a civil proceeding without your consent, provided that such arrangement does not include an admission of an Action.

9.3	You agree to cooperate in good faith with the Company as may be required during any such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto.

9.4	The Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any expenses or damages pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding, unless the Company has given advance written approval for such compromise or settlement.

10.	The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any Actions listed in paragraph 2 above.

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11.	For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogates from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above.

12.	If all or part of any undertaking contained herein is held invalid or unenforceable by a court of competent jurisdiction, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

13.	This Letter of Indemnification and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

14.	This Letter of Indemnification cancels and supersedes any preceding letter of indemnification that may have been issued to you.

This letter is being issued to you pursuant to the resolutions adopted by the Audit Committee of the Company and by the Board of Directors of the Company on February 5, 2002, April 30, 2003, and August 11, 2003.

Very truly yours,
Ceragon Networks Ltd.

By:	___________________
Name:	___________________
Title:	___________________

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Date: _________, 2003

By:	___________________
Name:	___________________
Title:	___________________

CERAGON NETWORKS LTD. C/O PROXY SERVICES P.O. BOX 9112 FARMINGDALE, NY 11735

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Ceragon Networks Ltd., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	CERGN1	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CERAGON NETWORKS LTD.

Management Recommendations: Vote FOR all proposals.

Vote On Directors		For	Withhold	For All	To withhold authority to vote, mark "For All Except"
1.	To re-elect four (4) directors to serve on the Board of Directors of the Company	All	All	Except	and write the nominee’s number on the line below.

	01) Zohar Zisapel	|_|	|_|	|_|
02) Shraga Katz
03) Yael Langer
04) Joseph Atsmon

Vote On Proposals					For	Against	Abstain

2.	To approve the Company's 2003 Share Option Plan;				|_|	|_|	|_|

3.	To approve the grant of options to certain directors and our President and Chief Executive Officer;				|_|	|_|	|_|

4.	To approve the increases in the number of ordinary shares reserved for option grants;				|_|	|_|	|_|

5.	To re-appoint Kost Forer & Gabbay, a member of Ernst & Young International, as the Company's independent auditor, and to authorize the Company's Audit Committee, which has been delegated this function by the Board of Directors, to determine the basis of the auditor's compensation in accordance with the volume and nature of the services rendered;				|_|	|_|	|_|

6.	To approve the Company's directors and officers liability insurance policy for the period of July 9, 2003 through and including July 9, 2004;				|_|	|_|	|_|

7.	To approve the Company's undertaking to enter into indemnification agreements with each of the Company's directors.				|_|	|_|	|_|

Note: To transact such other business as may properly come before the meeting or any adjournment thereof.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

CERAGON NETWORKS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL MEETING OF SHAREHOLDERS
SEPTEMBER 24, 2003

The shareholder(s) hereby appoints Zohar Zisapel and Shraga Katz, or either of them, as proxies, each with the power to appoint his/her substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Ceragon Networks Ltd., that the shareholder(s) is entitled to vote at the Annual Meeting of Shareholders to be held at 10:00 a.m., on Wednesday, September 24, 2003, at the offices of the company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, and any adjournment or postponement thereof.

     THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY
USING THE ENCLOSED REPLY ENVELOPE

CONTINUED AND TO BE SIGNED ON REVERSE SIDE